

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via E-mail
John M. Presley
Chief Executive Officer and Managing Director
First Capital Bancorp, Inc.
4222 Cox Road
Glen Allen, Virginia 23060

Re: **First Capital Bancorp, Inc.**
    Registration Statement on Form S-1
    Filed April 23, 2012
    File No. 333-180891

Dear Mr. Presley:

We have monitored your filing for the issues addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our monitor process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

General

1.   We note the public offering price of the Preferred Shares will be determined by an auction process. We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell. This appears to provide a great deal of

discretion to the selling shareholder and little certainty to bidders participating in the auction. It is unclear how this process provides a formula that bidders can rely on in placing their bids. Please explain how the bidders will have certainty as to the manner in which the offering price will be determined.

Prospectus Cover Page

2.   Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus. Also confirm that you will not use the prospectus before all outstanding blanks in the "Underwriting" section have been filled in.

Summary
The Offering, page 1

3.   Revise under "Redemption" to indicate if the Company has the current intention to redeem the preferred in the near future or before May 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

4.   Revise under "Voting Rights" to disclose how the nomination process will work in the event that 2 directors are to be added.

5.   Revise to disclose whether or not the Company will bid in the offering.

Risk Factors
We are currently required to obtain regulatory…, page 20

6.   Please revise to disclose the general conditions under which dividends will be allowed.

Exhibits

7.   We note that the Underwriting Agreement has not been filed as an exhibit to the registration statement. Please file it with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel